EXHIBIT 11
Flagstar Bancorp, Inc.
Computation of Net Earnings per Share
     Net loss per share — basic and net loss per share — diluted are computed by dividing each such earnings per share by the weighted average number of common stock and common stock equivalents outstanding during the period, respectively (in thousands, except per share data).

	For the Three Months Ended
	March 31,
	2009	2008
Net loss	$(67,417)	$(10,599)
Average common shares outstanding	88,210	60,312
Net loss per share — basic	$(0.76)	$(0.18)
Average common share equivalents outstanding	88,210	60,753
Net loss per share — diluted	$(0.76)	$(0.18)